FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English versionof a news release issued in Germany by HSBC Trinkaus & Burkhardt, an 80.4 per cent indirectly owned subsidiary of HSBC Holdings plc.

11 November 2010

HSBC TRINKAUS & BURKHARDT AG
RESULTS FOR THE NINE MONTHS TO 30 SEPTEMBER 2010

• Pre-tax profit for the nine months ended 30 September 2010 increased by 22.7 per cent to €161.6 million (nine months to 30 September 2009: €131.7 million)
• Operating profit for the nine months ended 30 September 2010 increased by 14.5 per cent to €166.9 million (nine months to 30 September 2009: €145.8 million)
• Net fee income for the nine months ended 30 September 2010 increased by 10.0 per cent to €289.7 million (nine months to 30 September 2009: €263.3 million)
• Net trading income in the period increased by 15.7 per cent to €107.7 million (nine months to 30 September 2009: €93.1 million)
• Return on equity before tax in the first nine months of 2010 increased to 20.8 per cent (nine months to 30 September 2009: 18.4 per cent)
• Tier 1 capital ratio at 30 September 2010 of 12.1 per cent (31 December 2009: 10.4 per cent); total capital ratio of 16.9 per cent (31 December 2009: 14.8 per cent).

Overview
HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported good profit growth for the first nine months of 2010. Pre-tax profit increased by 22.7 per cent to €161.6 million compared to €131.7 million over the same period in 2009. Operating profit grew by 14.5 per cent to €166.9 million (first nine months of 2009: €145.8 million) and the return on equity before tax increased to 20.8 per cent from 18.4 per cent.

HSBC Trinkaus continued to successfully implement its strategy, which combines the history and expertise of HSBC Trinkaus with the international reach and financial strength of the HSBC Group, one of the world's largest financial services providers.

The bank's business model continues to focus on three main customer groups - high net worth individuals, corporate clients and institutional clients. The success of the bank's strategy, reinforced by its successful rights issue in July 2010, is demonstrated by the strong growth in reported profits. With an unchanged "AA" Fitch Rating, last confirmed in December 2009, the bank remains the highest rated private commercial bank in Germany.

Financial commentary
Net interest income fell by 10.8 per cent to €97.0 million (first nine months of 2009: €108.8 million) as overall deposit margins and volumes declined. However, in the lending business, lower volumes were more than offset by higher margins.

Net loan impairment and other credit risk provisions of €1.3 million (first nine months of 2009: €11.5 million) were significantly lower, reflecting the quality of the loan portfolio.

Net fee income rose by 10.0 per cent to €289.7 million (first nine months of 2009: €263.3 million). This was largely due to the very strong results from Investment Banking as the bank was awarded equity capital market transaction mandates from a number of large listed companies. The securities business, which is responsible for the majority of net fee income, also achieved modest revenue growth.

Net trading income grew by 15.7 per cent to €107.7 million (first nine months of 2009: €93.1 million) mainly due to the fixed income and interest rate derivatives businesses. Trading in equities and equity index-linked derivatives continues to be the main source of net trading income.

Net other income, at €7.5 million, was lower than the €11.9 million reported in the first nine months of 2009, largely due to the non-reoccurrence of one-off gains made from the sale of a real estate fund and the disposal of a building in Luxembourg in the first nine months of 2009.

Administrative expenses of €337.8 million were 8.2 per cent higher (first nine months of 2009: €312.1 million), mainly reflecting investment in additional staff to implement the bank's growth strategy. At 67.5 per cent the cost:income ratio remained within the bank's target range of 65 per cent to 70 per cent.

The moderate level of losses from disposals and revaluations of financial assets of €1.6 million was well below the €22.3 million loss recorded in the first nine months of 2009.

Total assets grew by 12.3 per cent to €21.0 billion (31 December 2009: €18.7 billion). The bank's main source of financing continues to be customer deposits, which account for around half of total assets, illustrating our clients' trust and confidence in the bank.

The bank's financial position remains characterised by excellent liquidity, a substantial part of which continues to be invested in highly liquid ECB eligible bonds and promissory loan notes issued by German federal states. The tier 1 ratio at 30 September 2010 of 12.1 per cent (31 December 2009: 10.4 per cent) reflected the successful rights issue which raised approximately €150 million. The total capital ratio stands at 16.9 per cent (31 December 2009: 14.8 per cent).

Customer Groups
In Private Banking, pre-tax profit continued to improve in the first nine months of 2010 as revenues in the securities and asset management business increased. The Corporate Banking business reported significantly improved results as higher fee income was generated from international business and from acting as book-runner to a number of corporate capital issues. Institutional Clients and Global Markets once again performed satisfactorily, albeit below the extraordinarily good results reported in the first nine months of 2009.

Outlook
HSBC Trinkaus continues to be well-positioned to benefit from the economic recovery in Germany. The bank will continue to pursue its growth strategy of increasing market share across its operating divisions. The proceeds raised from the rights issue this summer, as well as a further investment in people, will be used to reinforce this strategy. The HSBC Trinkaus philosophy continues to be to grow with its customers in a risk-averse and controlled manner.

Media enquiries to Steffen Poerner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:

1.  HSBC Trinkaus und Burkhardt AG
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,371 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €21.0 billion* and €110.1 billion in funds under management and administration*, the Bank is the highest rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. HSBC Trinkaus' press releases can be found at www.hsbctrinkaus.de
*(all figures as at 30.09.2010)

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                               By:

                                                                                                                                                               Name:   P A Stafford

                                                                                                                                                               Title: Assistant Group Secretary

                                                                                                                                                               Date:  11 November, 2010